Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312.917.7700

www.nuveen.com

September 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Elisabeth Bentzinger

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity

Fund’s Pre-Effective Amendment No. 1 Under the Securities Act of 1933 and Amendment No. 37

Under the Investment Company Act of 1940 (File Nos: 333-220101 and 811-21449)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Monday, September 18, 2017, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund	Nuveen Securities, LLC

/s/ Gifford R. Zimmerman	/s/ Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director